October 4, 2021
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C.  20549
Attention:    Babette Cooper
        Wilson Lee

RE:	Ladder Capital Corp Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 26, 2021 File No. 001-36299

Dear Ms. Cooper:
Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 21, 2021 in relation to the above-referenced filing.
For the convenience of the Staff, the Company has restated the Staff’s comment in this letter in italics, with the response of the Company immediately following such comment. All references to page numbers and captions correspond to the page numbers and captions in the Company’s above-referenced filing.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Financial Measures Distributable Earnings, page 83
1.We have considered your response to comment 1. Given the nature of your normal operations, in relation to the gains/losses and prepayment penalties resulting from your COVID Actions, it remains unclear how such transactions can be clearly distinguished and categorized as non-recurring consistent with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please further clarify and/or revise future filings accordingly. For the professional fee expenses, please quantify the amounts related to your Covid Actions to increase liquidity and pay down debt and distinguish them from amounts related to employee health and safety, compliance with local, state and national guidelines, and head-count reduction. Consistent with our above position on the gains/losses and prepayment penalties, we believe the correlating professional expenses should be treated in a similar fashion.
Response: In consideration of the Staff’s comment and the applicable guidance, including Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, beginning with the Company’s Quarterly Report for the period ending September 30, 2021, the Company will supplement its disclosure under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures Distributable Earnings” to provide users of the Company’s financial statements additional context on why management believes these adjustments are useful for investors to understand the financial impact of the strategic actions taken by the Company to generate liquidity and pay down debt in response to the COVID-19 pandemic. The following highlights our proposed updates to the disclosure in the 10-K referenced above in underline and strikethrough text:

“Our results of operations in the second quarter of 2020 were significantly impacted by the actions we took to generate liquidity and pay down mark-to-market debt in direct response to the ~~unfavorable~~ highly volatile market conditions that occurred due to ~~near the onset of~~ the COVID-19 pandemic. The actions taken by management had multiple impacts on distributable earnings for the three months ended June 30, 2020. ~~Management believes the actions taken were prompted by the unusual market conditions and therefore outside of Ladder’s main operations.~~ In late March of 2020, as the COVID-19 crisis continued to unfold, the ability of repurchase financing counterparties to determine the value of collateral in the form of commercial mortgage-backed securities ("CMBS") was impaired as trading volumes in the commercial real estate ("CRE") securities market were at depressed levels characterized by very few buyers and very few, typically distressed, sellers. As a result, the Company received margin calls on its securities repurchase financing, all of which were successfully satisfied by the Company in cash in a timely manner. Management and the Board, as stockholders owning over 10% of the Company and as accountable stewards of all stockholders’ capital, elected to strategically position the Company for potential long-term volatility due to the COVID pandemic. The Company therefore took decisive defensive actions, including halting new investment activity, selling performing loans and highly rated securities, paying down debt, including mark-to-market debt that was otherwise not due, as well as hiring professional service firms. These actions were significant strategic shifts to position the Company defensively against highly volatile market conditions caused by the COVID-19 pandemic. Therefore, in order for users of the Company’s financial statements to understand the financial impacts of the strategic shift caused by COVID-19, ~~M~~management believes that adjusting its performance measure for certain transactional charges/gains caused by such strategic shift ~~related to the impact of COVID-19 on its performance measures~~ provides a more useful guide to assess the impact of COVID-19 ~~ongoing main operations of~~ on the Company.”

In addition, with respect to the professional fee expenses related adjustment to distributable earnings, the Company will quantify the amounts related to actions to increase liquidity and pay down debt and distinguish those from amounts related to employee health and safety, compliance with local, state and national guidelines, and head count reduction, beginning with the 10-Q for the period ending September 30, 2021.

Please contact the undersigned at paul.miceli@laddercapital.com or (212) 715-3150 should you require further information or have any questions regarding the Company’s responses to the comments of the Staff.
Very truly yours,
/s/ Paul J. Miceli
Paul J. Miceli
Chief Financial Officer
Ladder Capital Corp